Exhibit (h)(5)

AMENDMENT

TO THE AGENCY SERVICING AGREEMENT BETWEEN

FLEXSHARES TRUST AND JPMORGAN CHASE BANK, N.A.

THIS AMENDMENT (the “Amendment”) is made and effective as of September 1, 2020 by FlexShares Trust, severally and for and on behalf of each Fund (as defined in the Agreement) and JPMorgan Chase Bank, N.A., (“J.P. Morgan”), to the Agency Servicing Agreement (the “Agreement”), dated August 19, 2011, as amended, between FlexShares Trust, severally and for and on behalf of each Fund and J.P. Morgan.

WHEREAS, FlexShares Trust and J.P. Morgan entered into the Agreement pursuant to which J.P. Morgan was appointed to provide transfer agency services, and the parties now wish to amend Section 9(a) of the Agreement.

NOW, THEREFORE in consideration of the mutual agreements contained herein, FlexShares Trust and J.P. Morgan agree as follows:

1.	Terms defined in the Agreement shall, save to the extent that the context otherwise requires, bear the same respective meanings in this Amendment.

2.	Section 9(a) is hereby deleted in its entirety and replaced with the following:

(a)        The initial term of this Agreement shall be for a period of three years following the date on which J.P. Morgan commenced providing services under the Agreement (“Initial Term”). Following the Initial Term, the Agreement will continue for additional two-year terms, with the last such term ending August 31, 2020. Thereafter, an additional term of the Agreement shall commence on September 1, 2020 and continue until August 31, 2022 (the “Additional Term”). Following the Additional Term, the Agreement will automatically renew for one-year periods ending August 31, unless and until a valid termination notice is given by the Trust, on behalf of one or more Funds, at least sixty (60) days prior to the end of the applicable term or by J.P. Morgan at least one hundred and eighty (180) days prior to the end of the applicable term. Notwithstanding the above, in the event of the termination of the Global Custody Agreement or the Fund Servicing Agreement between J.P. Morgan and the Trust, J.P. Morgan or the Trust at any time may terminate this Agreement in whole or in part.

3.

Each party represents to the other parties that all representations contained in the Agreement are true and accurate as of the date of this Amendment, and that such representations are deemed to be given or repeated by each party, as the case may be, on the date of this Amendment.

This Amendment may be executed in two or more counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument.

THIS AMENDMENT WILL BE CONSTRUED, REGULATED, AND ADMINISTERED UNDER THE LAWS OF THE UNITED STATES OR STATE OF NEW YORK, AS APPLICABLE, WITHOUT

Amendmentto Agency ServicingAgreement

REGARD TO NEW YORK’S PRINCIPLES REGARDING CONFLICT OF LAWS, EXCEPT THAT THE FOREGOING SHALL NOT REDUCE ANY STATUTORY RIGHT TO CHOOSE NEW YORK LAW OR FORUM.

IN WITNESS WHEREOF, FlexShares Trust and J.P. Morgan have caused their names to be signed by their respective officers thereunto duly authorized, in each case, as of the date first above written.

FLEXSHARES TRUST

By:

Name:	Peter K. Ewing
Title:	President

JPMORGAN CHASE BANK, N.A.

By:

Name:	Gregory Cook
Title:	Executive Director

Amendmentto Agency ServicingAgreement